SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2006

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV ANNOUNCES THE APPROVAL OF A DEBENTURES PUBLIC DISTRIBUTION

São Paulo, June 8th, 2006 - Companhia de Bebidas das Américas – AmBev (“AmBev”), in accordance with the provisions of Article 157, § 4º of Law nº 6.404, of December 15, 1976, and Securities and Exchange Commission – CVM Instruction nº 358, of January 03, 2002, communicates to its investors and the general public that in a Board of Directors meeting held on June 8, 2006 a public distribution of debentures was approved in the amount of up to R$2,600,000,000.00 (two billion six hundred million Reais), with the following characteristics:

i) The issuance of up to 260,000 (two hundred and sixty thousand) nominative, book entry, non-share convertible, subordinated debentures ("Debentures");

ii) The Debentures will be issued in two series, with separate terms and redemption and payment dates; the sum value of the two series cannot exceed the total value of the issuance, observing the possibility of an additional or supplemental issuance as foreseen in Articles 14 and 23 of CVM Instruction No. 400/03;

iii) The debentures of the 1st (first) series will have a term of 3 (three) years, counting from the date of issue; and the debentures of the 2nd (second) series will have a term of 6 (six) years, counting from the date of issue;

iv)                                                           The Debentures will yield interest, which will be quarterly paid, equivalent to a percentage of the accumulated variation of the extra-group one day Interfinance Deposit – ID average daily rate, calculated and published by the Central System for Custody and Financial Settlement of Securities – CETIP, expressed in an annual percentage rate based on 252 (two hundred and fifty two) business days, to be determined in a Board of Directors meeting to take place after book building has been completed by the intermediary financial institution. The remuneration will apply to the nominal value of the Debenture pro rata temporis from the date of issue, or final interest payment date, until the date of its effective payment; and

v) The resources obtained by AmBev from the issuance of the Debentures will be used as payment for the acquisition of shares held by Beverage Associates (BAC) Corp. issued by Quilmes Industrial S.A., in accordance with what was informed by means of a Notice to Shareholders published on April 13, 2006. Alternatively, if said resources are not employed totally or partially to this end, they will be applied towards the liquidation of short term financial debt, the implementation of investment plans and the working capital of the Issuer.

It was also approved, on the same Board of Directors’ meeting, that the Directors of the Company negotiate and approve a bridge loan to cover possible outlay relative to the Quinsa Transaction due prior to the conclusion of the issuance of the Debentures was also approved at said meeting.

São Paulo, June 8, 2006.

Companhia de Bebidas das Américas – AMBEV
João Mauricio Giffoni de Castro Neves
Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 9, 2006

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ João Mauricio Giffoni de Castro Neves
João Mauricio Giffoni de Castro Neves Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.